SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
 1934

October 30, 2014

Commission File Number 001-14978

 SMITH & NEPHEW plc
(Registrant's name)

 15 Adam Street
London, England WC2N 6LA
(Address of registrant's principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X                Form 40-F
    ---                               ---
[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

Yes                        No X
---                         ---

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

Yes                      No X
---                         ---
[Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the
Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of
1934.]

Yes                  No X
---                   ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

Appointment of Vinita Bali as Non-Executive Director

30 October 2014

Smith & Nephew (LSE: SN, NYSE: SNN), the global medical technology business, announces that Vinita Bali is to join its Board as Non-Executive Director on 1 December 2014.

Roberto Quarta, Chairman of Smith & Nephew, commented:

"Vinita has an impressive track record of achievement with blue-chip global corporations in multiple geographies including India, Africa, South America, the US and UK. In particular, her strong appreciation of customer service and marketing will enable her to bring deep insight as we continue to develop innovative ways to serve our markets."

Bali is currently a Non-Executive Director of Syngenta AG, Titan Company Ltd and CRISIL (Credit Rating Information Services of India) Ltd. She is also a Director of GAIN (Global Alliance for Improved Nutrition).

Bali was most recently Managing Director and Chief Executive Officer of Britannia Industries Ltd, a leading Indian publically listed food company (2005-2014). She started her career in India with the Tata Group, and then, in 1980, joined Cadbury India, subsequently working for Cadbury in the UK, Nigeria and South Africa. From 1994 onwards, she held a number of senior global positions in marketing and general management at The Coca-Cola Company based in the USA and South America, becoming President of the Andean Division in 1999 and Vice-President, Corporate Strategy in 2001. In 2003 she joined the consultancy Zyman Group as Managing Principal based in the USA.

Vinita Bali holds an MBA from The Jamnalal Bajaj Institute of Management Studies, University of Bombay and a bachelor's degree in economics from the University of Delhi.

No disclosure obligations arise under paragraphs (1) to (6) of LR 9.6.13 R of the UK Listing Authority's Listing Rules in respect of this appointment. Bali's fees will be US$120,000 cash plus US$6,000 in Smith & Nephew shares per annum, in-line with current Non-Executive Directors.

- ends -

Enquiries

Investors Ingeborg Oie Smith & Nephew	+44 (0) 20 7401 7646
Media Charles Reynolds Smith & Nephew	+44 (0) 20 7401 7646
Debbie Scott / Matthew Cole FTI Strategic Consulting	+44 (0) 20 3727 1000
About Smith & Nephew

Smith & Nephew is a global medical technology business dedicated to helping healthcare professionals improve people's lives. With leadership positions in Orthopaedic Reconstruction, Advanced Wound Management, Sports Medicine and Trauma & Extremities, Smith & Nephew has around 14,000 employees and a presence in more than 90 countries. Annual sales in 2013 were more than $4.3 billion. Smith & Nephew is a member of the FTSE100 (LSE: SN, NYSE: SNN).

For more information about Smith & Nephew, please visit our corporate website www.smith-nephew.com, follow @SmithNephewplc on Twitter or visit SmithNephewplc on Facebook.com

Forward-looking Statements

This document may contain forward-looking statements that may or may not prove accurate. For example, statements regarding expected revenue growth and trading margins, market trends and our product pipeline are forward-looking statements. Phrases such as "aim", "plan", "intend", "anticipate", "well-placed", "believe", "estimate", "expect", "target", "consider" and similar expressions are generally intended to identify forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause actual results to differ materially from what is expressed or implied by the statements. For Smith & Nephew, these factors include: economic and financial conditions in the markets we serve, especially those affecting health care providers, payers and customers; price levels for established and innovative medical devices; developments in medical technology; regulatory approvals, reimbursement decisions or other government actions; product defects or recalls; litigation relating to patent or other claims; legal compliance risks and related investigative, remedial or enforcement actions; strategic actions, including acquisitions and dispositions, our success in performing due diligence, valuing and integrating acquired businesses; disruption that may result from transactions or other changes we make in our business plans or organisation to adapt to market developments; and numerous other matters that affect us or our markets, including those of a political, economic, business, competitive or reputational nature. Please refer to the documents that Smith & Nephew has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Smith & Nephew's most recent annual report on Form 20-F, for a discussion of certain of these factors. Any forward-looking statement is based on information available to Smith & Nephew as of the date of the statement. All written or oral forward-looking statements attributable to Smith & Nephew are qualified by this caution. Smith & Nephew does not undertake any obligation to update or revise any forward-looking statement to reflect any change in circumstances or in Smith & Nephew's expectations.

◊Trademark of Smith & Nephew. Certain marks registered US Patent and Trademark Office.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Smith & Nephew Plc
(Registrant)

Date: October 30, 2014

By: /s/ Susan Swabey
-----------------
Susan Swabey
Company Secretary